Mail Stop 3010

December 10, 2009

VIA U.S. MAIL AND FAX (248) 592-6203

Mr. Richard J. Smith
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway
Farmington Hills, MI 48334

      Re: **Ramco-Gershenson Properties Trust**
              Form 10-K for the year ended December 31, 2008
              Filed March 11, 2009
              File No. 001-10093

Dear Mr. Smith:

      We have reviewed your response letter dated October 19, 2009, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Consolidated Statements of Cash Flows, page F-6

1.   We have reviewed your response to our prior comment 3. Please clarify whether any portion of the distributions received from unconsolidated entities for the years ended December 31, 2008 and 2007, respectively, exceeded cumulative earnings from those entities and quantify the amount of the excess. Furthermore, in future filings please include your accounting policy for the cash flow classification of distributions from unconsolidated entities. Please provide us with your proposed disclosure which addresses how you determine whether the distributions are

returns on, or returns of, your investments and the appropriate cash flow
classification.

Accounting for the Impairment of Long-Lived Assets and Equity Instruments, page F-8

2.   We have reviewed your response to our prior comment 4. We have the following
        additional comments related to your impairment testing during 2008 and the nine
        months ended September 30, 2009:

        • Tell us how many/which of your properties were tested for impairment during
          either 2008 or 2009, and provide us with the results of that testing.
        • You indicate that you consider several factors in determining when
          impairment testing is necessary; however, you also state that impairment
          testing was performed on a quarterly basis during 2008 only whenever
          occupancy fell to 70% or below. Please tell us your basis for utilizing 70% as
          the triggering occupancy rate, and discuss the sensitivity of this rate. Tell us
          how many other properties would have been tested for impairment if you had
          used a higher occupancy level.
        • Also tell us how you considered the percent of decline in occupancy rate
          rather than just the actual rate to determine if a triggering event occurred. For
          properties that were not tested for impairment in 2008 or 2009, please discuss
          the trends you observed in 2008 and in 2009 at these properties related to the
          significance of declines in occupancy rates.
        • In addition to an adverse change in business climate (i.e. a significant
          economic downturn), ASC 360-10-35-21 also identifies significant decreases
          in the market price of a long-lived asset and a significant adverse change in
          the extent or manner in which a long-lived asset is being used as
          circumstances that indicate that the carrying amount of a long-lived assets
          may not be recoverable. Please tell us what consideration you gave to the
          significant decrease in market prices of commercial real estate in the last year
          when determining if a triggering event had occurred for your real estate
          properties at the end of 2008 and/or in 2009.
        • Please also tell us how you considered changes in rental rates and occupancy
          rates compared to expected rates. It appears that a significant decrease in
          these rates compared to expected rates would be considered an adverse change
          in the extent in which the long-lived asset is being used. Please discuss. In
          your response, address your observations regarding these rates compared to
          expectations for the properties not tested for impairment in 2008 and 2009.

3.   We note your response to prior comment 5. We also note your disclosure on page
        23 of your Form 10-Q for the quarter ended September 30, 2009 which states that
        you intend to secure joint venture partners prior to any further significant
        investment taking place in your current development projects. Please discuss this
        further and tell us if you are experiencing difficulty locating joint venture

partners. If so, please also tell us how this was considered in your quarterly analysis of these projects.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Jessica Barberich
Assistant Chief Accountant